Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), January 26, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on December 16, 2025, as the first tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
19/01/2026	EXM	10,800	293.1493	3,166,012.44
20/01/2026	EXM	10,900	290.2545	3,163,774.05
21/01/2026	EXM	11,000	287.5646	3,163,210.60
22/01/2026	EXM	10,500	290.0632	3,045,663.60
23/01/2026	EXM	11,000	285.4634	3,140,097.40
Total	—	54,200	289.2760	15,678,758.09

Since the announcement of such First Tranche till January 23, 2026, the total invested consideration has been:
•Euro 42,258,342.44 for No. 138,700 common shares purchased on the EXM

As of January 23, 2026 the Company held in treasury No. 16,783,306 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.65% of the total issued common shares. Including the special voting shares, the Company held in treasury 9.12% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until January 23, 2026, the Company has purchased a total of 138,700 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 42,258,342.44.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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